Filed Pursuant to Rule 433
Registration Statement No. 333-259205

Issuer:	Royal Bank of Canada (“RBC”)
CUSIP:	78016N5U7
Trade Date:	November 17, 2023 (expected)
Issue Date:	November 23, 2023 (expected)
Valuation Date:	November 17, 2026 (expected)
Maturity Date:	November 20, 2026 (expected)
Term:	Approximately 3 years
Reference Stock:	PayPal Holdings, Inc. (“PYPL”)
Buffer Price:	80% of the Initial Stock Price
Buffer Percentage:	20%
Digital Return:	[41.00-43.00%] of the principal amount (to be determined on the Trade Date)
Percentage Change of the Reference Stock:

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If the Final Stock Price is greater than or equal to the Buffer Price, the Notes will pay at maturity an amount equal to the principal amount plus the Digital Return. The Digital Return will be within the Range set forth in the table above and will be determined on the Trade Date.

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If the Final Stock Price is less than the Buffer Price, investors will lose 1% of the principal amount of the Notes for each 1% that the Final Stock Price has decreased by more than the Buffer Percentage (set forth in the table above) from the Initial Stock Price.

•	You May Receive Less Than the Principal Amount at Maturity.
•	The Notes Do Not Pay Interest and Your Return May Be Lower than the Return on a Conventional Debt Security of Comparable Maturity.
•	Your Potential Payment at Maturity Is Limited.
•	Payments on the Notes Are Subject to Our Credit Risk, and Changes in Our Credit Ratings Are Expected to Affect the Market Value of the Notes.
•	Please see the following page for important risk factor information.

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Each investor will agree to treat the notes as a pre-paid cash-settled derivative contract linked to the Reference Stock for U.S. federal income tax purposes, as described in more detail in the product prospectus supplement.

DETERMINING PAYMENT AT MATURITY
You will lose 1% of the principal amount of the notes for each 1% decline in the price of the Reference Stock below the Buffer Price. The payment at maturity per $1,000 in principal amount of the notes will be calculated as follows:
$1,000 + [$1,000 × (Percentage Change + Buffer Percentage)]
In this case, you may lose up to 80% of the principal amount at maturity.

Additional Key Information:
This document is a summary of the preliminary terms of an equity linked note that Royal Bank of Canada will issue.  It does not contain all of the material terms of, or risks related to, these notes. You should read the preliminary terms supplement for the notes and the documents described below before investing. In addition, you should consult your accounting, legal and tax advisors before investing.  The preliminary terms supplement for this offering will be provided to you prior to your investment decision, and it may also be accessed here: https://www.sec.gov/Archives/edgar/data/1000275/000114036123052297/ef20014406_fwp.htm
The notes are not bail-inable notes under the Canada Deposit Insurance Corporation Act.
You should review the preliminary terms supplement carefully prior to investing in the notes.  In particular, you should carefully review the relevant risk factors set forth therein, including, but not limited to, the following:
•	You May Receive Less Than the Principal Amount at Maturity.
•	The Notes Do Not Pay Interest and Your Return May Be Lower than the Return on a Conventional Debt Security of Comparable Maturity.
•	Your Potential Payment at Maturity Is Limited.
•	Payments on the Notes Are Subject to Our Credit Risk, and Changes in Our Credit Ratings Are Expected to Affect the Market Value of the Notes.
•	There May Not Be an Active Trading Market for the Notes—Sales in the Secondary Market May Result in Significant Losses.
•	The Initial Estimated Value of the Notes Will Be Less than the Price to the Public.
•	The Initial Estimated Value of the Notes that We Will Provide in the Final Pricing Supplement Will Be an Estimate Only, Calculated as of the Time the Terms of the Notes Are Set.
•	Our Business Activities May Create Conflicts of Interest.
•	Owning the Notes Is Not the Same as Owning the Reference Stock.
•	There Is No Affiliation Between the Reference Stock Issuer and RBCCM, and RBCCM Is Not Responsible for any Disclosure by the Reference Stock Issuer.
•	Payments on the Notes Are Subject to Postponement Due to Market Disruption Events and Adjustments.
RBC Capital Markets is the global brand name for the capital markets business of Royal Bank of Canada and its affiliates, including RBC Capital Markets, LLC (member FINRA, NYSE and SIPC); RBC Dominion Securities Inc. (member IIROC and CIPF); Royal Bank of Canada - Sydney Branch (ABN 86 076 940 880); RBC Capital Markets (Hong Kong) Limited (regulated by the Securities and Futures Commission of Hong Kong and the Hong Kong Monetary Authority) and RBC Europe Limited (authorized by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and Prudential Regulation Authority.) ® Registered trademark of Royal Bank of Canada. Used under license. All rights reserved.
Royal Bank of Canada has filed a registration statement (including a product prospectus supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this document relates. Before you invest, you should read those documents and the other documents relating to this offering that we have filed with the SEC for more complete information about us and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Royal Bank of Canada, any agent or any dealer participating in this offering will arrange to send you the product prospectus supplement, the prospectus supplement and the prospectus if you so request by calling toll-free at 1-877-688-2301.